Exhibit 21

Subsidiaries

Baorun China Group Limited, a Hong Kong company

Redsky Industrial (Xi’an) Co., Ltd., a wholly-foreign owned enterprise, incorporated in the People’s Republic of China

Xi’an Baorun Industrial Development Co., Ltd., incorporated in the People’s Republic of China. Through a series of contractual agreements between Xi’an Baorun and Redsky Industrial the Company has secured significant rights to influence Xi’an Baorun’s business operations, policies and management, and the right to receive 100% of income earned by Xi’an Baorun.

Xi’an Waste Oil Disposition Center, a joint venture incorporated in the People's Republic of China.

Accurate Imaging, Inc.

Advanced Staffing International, Inc.